Exhibit 23.1

CONSENT OF AUTHOR

TO: Whom it may concern

I, Mel Klohn, L.P.Geo. of 11309 E. 48th Ave., Spokane Valley, Washington, U.S.A., author of a brief technical summary report titled "Interim Summary Report: Little Squaw Gold Mining Company, Properties in Chandalar District, Alaska" prepared jointly for Little Squaw Gold Mining Company and HuntMountain Resources Inc. and dated August 8, 2005, do hereby consent to the written disclosure of the technical summary report and of extracts from the technical summary report in the SB-2 written disclosure of Little Squaw Gold Mining Company.

Dated this 8th day of April, 2006.

Melvin L. Klohn, L.P.Geo.